UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2005.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File Number 333-85904

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS
UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	4
Notes to Financial Statements	5 - 13

Supplemental Schedules:
Form 5500, Schedule H, Item 4(i): Schedule of Assets (Held at End of Year) as of December 31, 2005	14
Form 5500, Schedule H, Item 4(j): Schedule of Reportable Transactions for the year ended December 31, 2005	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Organization, Compensation, and Nominating Committee of the Board of Directors of Dominion Resources, Inc. and the Trustee and Participants of the Dominion Transmission and Hope Gas Union Savings Plan for Employees Represented by the United Gas Workers Union, Local 69 - Division II, SEIU, AFL-CIO
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Dominion Transmission and Hope Gas Union Savings Plan for Employees Represented by the United Gas Workers Union, Local 69 - Division II, SEIU, AFL-CIO (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2005, and (2) reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia
June 16, 2006

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS
UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2005	December 31, 2004

Assets:

Participant-Directed Investments	$166,530,937	$181,948,886

Nonparticipant-Directed Investments	3,607,291	2,348,540

Receivables	1,021,981	443,484

Total Assets	171,160,209	184,740,910

Liabilities:

Payables for Investments Purchased	744,981	443,011

Administrative Expenses Payable	81,116	54,936

Other Liabilities	157,416	33,158

Total Liabilities	983,513	531,105

NET ASSETS AVAILABLE FOR BENEFITS	$170,176,696	$184,209,805

The accompanying notes are an integral part of the financial statements.

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS
UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

Additions:
Investment Income:
Dividends	$2,528,906
Interest	178,778
Net Appreciation in Fair Value of Investments	10,418,248
Income from Master Trust	3,955,123

Total Investment Income	17,081,055

Contributions:
Participants	5,126,045
Employers	1,514,883

Total Contributions	6,640,928

Total Additions	23,721,983

Deductions:
Benefits Paid to Participants	37,114,492
Administrative Expenses	107,915

Total Deductions	37,222,407

NET DECREASE IN NET ASSETS BEFORE TRANSFERS	(13,500,424)

TRANSFER OF PARTICIPANTS’ ASSETS FROM THE PLAN TO OTHER PLANS	(532,685)

NET DECREASE	(14,033,109)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	184,209,805

End of Year	$170,176,696

The accompanying notes are an integral part of the financial statements.

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS
UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN

The following description of the Dominion Transmission and Hope Gas Union Savings Plan for Employees Represented by the United Gas Workers Union, Local 69 - Division II, SEIU, AFL-CIO (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.
GENERAL - The Plan is a defined contribution plan covering union eligible employees of Dominion Transmission, Inc. and Hope Gas, Inc. (the Employers) who are 18 years of age or older. The Employers are wholly-owned subsidiaries of Consolidated Natural Gas Company (the Company or CNG). CNG is a wholly-owned subsidiary of Dominion Resources, Inc. (Dominion). The Plan administrator is Dominion Resources Services, Inc. (a subsidiary of Dominion). Mellon Bank, N. A. serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

b.
CONTRIBUTIONS - Under the Plan, participants may contribute not less than 2% and not more than 50% of their earnings each pay period, in increments of 1%. Contributions are subject to applicable Internal Revenue Code (IRC) limitations. The Employer contributes amounts equivalent to 50% of each participant’s contributions, not to exceed 3% of the participant’s eligible earnings, which is used to purchase Dominion common stock. The Employer’s matching contribution is increased to 66.7% of each participant’s contributions, not to exceed 4% of participant’s eligible earnings, for employees who have 20 or more years of service.

c.
PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant’s account includes the effect of the participant’s contributions and withdrawals, as applicable, and allocations of the Employer’s contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

d.	PARTICIPANTS - Each employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e.
VESTING - Participants become vested in their own contributions and earnings on these amounts immediately, and in the Employer’s matching contributions and related earnings thereon after three years of service.

f.
FORFEITED ACCOUNTS - At December 31, 2005 and 2004, forfeited nonvested accounts totaled $460 and $530, respectively. These accounts are used to reduce future Employer contributions. During the year ended December 31, 2005, Employer contributions were reduced by $530 from forfeited nonvested accounts.

g.	INVESTMENT OPTIONS

Employee Contributions: Upon enrollment in the Plan, a participant may direct contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. As discussed in Note 1.k., effective July 6, 2005, the Plan provides for employee contributions to be invested in the following:

Dominion Stock Fund

Interest in Master Trust:

Dresdner Large Cap Growth Fund (Dresdner Fund)
Certus Stable Value Fund (Certus Fund)

Common/Collective Trusts:

Northern Trust Global Securities - Aggressive Growth
Northern Trust Global Securities - Conservative
Northern Trust Global Securities - Moderate
Large Cap Value Fund
Wilshire 4500 Index Fund
EB Mellon Total Return Fund
Mellon S&P 500 Index Daily Fund

 Mutual Funds:

Real Estate Fund
Small Cap Value Fund
Vanguard Explorer Fund
Euro Pacific Growth Fund

Employer Contributions: Employer’s matching contributions are automatically invested in the Dominion Stock Fund. However, participants may transfer 100% of the value of the company match account into another investment option at anytime.

h.
PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance or

•	$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest bearing at one percentage point above the prime rate of interest. The rate is determined every quarter; however, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan on a bi-monthly basis through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

i.
PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. There were no amounts payable to participants at December 31, 2005 or 2004.

j.
FLEXIBLE DIVIDEND OPTION - Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

k.
PLAN CHANGES - In May 2005, members of the Utility Workers’ Union of America, United Gas Workers’ Local 69-II, AFL-CIO (Local 69-II) ratified a new labor agreement with Dominion Transmission, Inc. and Hope Gas, Inc. There were no changes made to the Plan by the agreement which was effective April 1, 2005 and continues through April 1, 2008. Local 69-II represents approximately 1,000 employees of Dominion Transmission, Inc. and Hope Gas, Inc.

In June 2005, the Plan approved the following changes to participant investment offerings, effective July 6, 2005: The underlying investments for the Capital Guardian Balanced - Aggressive Growth Fund, Capital Guardian Balanced - Conservative Balanced Fund, and Capital Guardian Balanced - Moderate Fund (the Balanced Funds) were replaced. The Balanced Funds managed by Capital Guardian Trust Company were transferred to similar balanced funds managed by Northern Trust Global Securities. In addition, the Small Cap Growth Fund’s underlying investment, the RS Diversified Growth Fund, was replaced with the Vanguard Explorer Fund.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b.
USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

c.
RISKS AND UNCERTAINTIES - The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

d.	VALUATION OF INVESTMENTS:

(1)	Dominion Stock Fund - Investments in Dominion common stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the plan year.

(2)
Investment in Certus Fund - The Certus Fund invests primarily in benefit-responsive guaranteed investment contracts, which are stated at contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

(3)
Investment in Dresdner Fund - The Dresdner Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the plan year.

(4)	Mutual Funds - Investments in mutual funds are stated at fair value using quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(5)
Common/Collective Trusts - Investments in common/collective trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank (or trust company) sponsoring such funds by dividing the fund’s net assets by its units outstanding at the valuation dates.

(6)	Loans to Participants - Participant loans are valued at the outstanding loan balances.

e.	INVESTMENT INCOME - Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

f.	EXPENSES - The Plan’s expenses are accrued as incurred and are paid by the Plan, as provided by the Plan document.

g.	PAYMENT OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant’s valid withdrawal request is processed by the recordkeeper.

h.
TRANSFERS - Along with the Plan, Dominion also sponsors several other savings plans for employees of its subsidiaries. If participants change employment to a different covered subsidiary during the year, their account balances are transferred into the corresponding plan.

i.
CONCENTRATION OF INVESTMENTS - Included in the Plan’s net assets available for benefits at December 31, 2005 and 2004, are investments in Dominion Common Stock amounting to approximately $64 million and $68 million, respectively, whose value could be subject to change based upon market conditions and company performance.

3.   INVESTMENTS

      The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31, 2005	December 31, 2004

Dominion Stock Fund *	$3,601,554	$2,347,020
Dominion Stock Fund	60,795,917	65,390,605
Interest in Certus Fund	80,104,122	89,356,639

* Nonparticipant-directed

     During 2005, the Plan’s investments (including gains and losses on investments bought and sold) appreciated in value as follows:

Investments at Fair Value:
Mutual Funds	$466,825
Dominion Stock Fund	9,369,344

Investments at Estimated Fair Value:
Common/Collective Trust	582,079

Total	$10,418,248

4.     NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2005	December 31, 2004
Net Assets:
Investments:
Dominion Stock Fund	$3,601,554	$2,347,020
Common/Collective Trusts	5,737	1,520

Total Investments	3,607,291	2,348,540

Receivables	109,900	15,363

Total Assets	3,717,191	2,363,903

Liabilities:
Payables for Investments Purchased	5,002	15,350
Other Liabilities	461	--

Total Liabilities	5,463	15,350

NET ASSETS AVAILABLE FOR BENEFITS	$3,711,728	$2,348,553

Year Ended December 31, 2005

Changes in Net Assets:
Net Appreciation in Fair Value of Investments	$163,424
Dividends	42,919
Interest	187
Contributions	1,514,883
Benefits Paid to Participants	(173,575)
Administrative Expenses	(194)
Transfers to Participant-Directed Investments	(137,296)
Transfers of Participants’ Assets to Other Plans	(47,173)

Net Increase in Net Assets	$1,363,175

5.     PLAN TERMINATION

Although they have not expressed any intention to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6.    PLAN INTEREST IN MASTER TRUST

The Plan’s investment in the Certus Fund and the Dresdner Fund are held in a Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. Mellon Bank, N.A. holds the assets of the Master Trust.

Certus Fund - As of December 31, 2005 and 2004, the Plan’s interest in the net assets of the Certus Fund was approximately 13% and 14%, respectively. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following tables present the value of the undivided investments (and related investment income) in the Certus Fund:

	December 31, 2005	December 31, 2004

Guaranteed Investment Contracts (contract value)	$610,630,337	$583,020,568
Short-term Investment Fund (estimated fair value)	18,297,536	27,315,302
Registered Investment Companies	7,420,613	10,955,564
Interest Receivable	2,205,651	2,138,217

Total	$638,554,137	$623,429,651

    Investment income for the Certus Fund is as follows:

Year Ended December 31, 2005

Registered Investment Companies	$487,314
Net Investment Appreciation	487,314
Interest	27,680,666
Less: Investment Expenses	(1,091,198)

Total	$27,076,782

The aggregate fair value of the benefit-responsive investment contracts and short-term investments of the Certus Fund at both December 31, 2005 and 2004, was approximately $635 million. The average yield on assets on December 31, 2005 and 2004, was estimated at 4.62% and 4.53%, respectively. The average duration of investment contracts within the Certus Fund was 3.06 years at December 31, 2005 and 2.84 years at December 31, 2004. The crediting interest rates used to determine fair value for the contracts as of December 31, 2005 ranged from 2.74% to 6.23%. The crediting rates on certain of these contracts reset periodically, based upon individual contract terms, and have interest rates of not less than 0%. In the event of certain Plan-initiated events, such as premature termination of the contracts by the Plan, plant closings, layoffs, Plan termination, bankruptcy, mergers, and early retirement incentives, contracts will not be eligible for book value disbursements. Such events may cause liquidation of all or a portion of a contract at a market value adjustment.

Dresdner Fund - As of December 31, 2005 and 2004, the Plan’s interest in the net assets of the Dresdner Fund was approximately 8% and 10%, respectively. Investment income and administrative expenses relating to the Dresdner Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following tables present the value of the undivided investments (and related investment income) in the Dresdner Fund:

	December 31, 2005	December 31, 2004

Corporate Stocks	$51,918,696	$46,859,209
Short-term Investment Fund (estimated fair value)	2,119,170	745,744
Registered Investment Companies	8,066,395	2,804,805
Payables	(59,143)	(58,096)
Total	$62,045,118	$50,351,662

Investment income for the Dresdner Fund is as follows:

Year Ended December 31, 2005

Interest	$58,265
Dividends	378,345
Net Investment Appreciation	4,449,398

Total	$4,886,008

7.   FEDERAL INCOME TAX STATUS

The Plan is a qualified employees’ profit sharing trust under Sections 401(a) and 401(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pretax contributions allocated to the participant’s account until such time as the participant or the participant’s beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on August 12, 2003, in which the Internal Revenue Service stated that the Plan, as amended through December 20, 2002, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

8.   EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Common / Collective Trusts and a Master Trust managed by Mellon Bank. Mellon Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Plan held 834,176 and 999,965 shares, respectively, of common stock of Dominion, the Plan sponsor, with a cost basis of approximately $49 million and $52 million, respectively. During the year ended December 31, 2005, the Plan recorded dividend income of approximately $3 million.

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS
UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005
FORM 5500 SCHEDULE H, ITEM 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Description	Cost	Current Value

Dominion Stock Fund*	$49,418,472	$64,397,471

Common/Collective Trusts:
EB Temporary Investment Fund*	185,518	185,518
Northern Trust Global Securities - Conservative	562,783	574,321
Northern Trust Global Securities - Moderate	1,541,719	1,607,452
Northern Trust Global Securities - Aggressive Growth	1,454,759	1,547,979
Large Cap Value Fund	558,682	659,691
Wilshire 4500 Index Fund*	751,383	837,982
Mellon S&P 500 Index Daily Fund*	5,058,881	5,510,112
EB Mellon Total Return Fund*	706,252	761,365

	10,819,977	11,684,420

Mutual Funds:
Small Cap Value Fund	2,245,186	2,174,948
Vanguard Explorer Fund	453,799	446,135
Real Estate Fund	1,278,134	1,235,158
Euro Pacific Growth Fund	1,602,087	1,919,668

	5,579,206	5,775,909

Loans to Participants (range of interest rates - 6.25%-8.00%)	3,258,206	3,258,206

TOTAL	$69,075,861	$85,116,006

* A party-in-interest as defined by ERISA.

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS
UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2005
FORM 5500, SCHEDULE H, ITEM 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS

Single Transactions in Excess of Five Percent of Plan Assets

There were no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets

Shares/ Par Value	Security Description	Number of Transactions	Cost of Purchases	Proceeds From Sales	Cost of Assets Disposed	Net Gain

353,084	Dominion Stock Fund*	134	$26,201,398	$ ─	$ ─	$ ─
493,999	Dominion Stock Fund*	282	─	37,059,172	26,986,915	10,072,257
20,284,362	EB Temporary Investment Fund*	169	20,284,362	─	─	─
20,192,415	EB Temporary Investment Fund*	115	─	20,192,415	20,192,415	─

* A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO (name of plan)
Date: June 22, 2006	/s/ Anne M. Grier
Anne M. Grier Chair, Dominion Resources Services, Inc. Administrative Benefits Committee